

June 12, 2023

Jeff Holman
Chief Financial Officer
Magellan Midstream Partners, L.P.
One Williams Center
P.O. Box 22186
Tulsa, OK 74121-2186

      Re: **Magellan Midstream Partners, L.P.**
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed February 21, 2023
          File No. 001-16335

Dear Jeff Holman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation